ENABLE MIDSTREAM PARTNERS, LP
One Leadership Square
211 North Robinson Avenue, Suite 150
Oklahoma City, Oklahoma 73102

August 6, 2015
Via EDGAR and Fedex

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Attn: Mara L. Ransom, Assistant Director
Division of Corporation Finance

Re:    Enable Midstream Partners, LP
Registration Statement on Form S-4
Filed June 30, 2015
File No. 333-205381
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 18, 2015
File No. 001-36413
Ladies and Gentlemen:
Set forth below are the responses of Enable Midstream Partners, LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 21, 2015 with respect to the Partnership’s Registration Statement on Form S-4 filed with the Commission on June 30, 2015, File No. 333-205381 (the “Registration Statement”), and the Partnership’s Form 10-K for the fiscal year ended December 31, 2014 filed with the Commission on February 18, 2015, File No. 001-36413 (the “Form 10-K”).
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Securities and Exchange Commission
August 6, 2015

Registration Statement on Form S-4
General

1.
We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling letters.

Response:    In response to the Staff’s comment, we have filed simultaneously herewith as correspondence in connection with the Registration Statement a supplemental letter stating that the Partnership is registering the exchange notes in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No–Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No–Action Letter (June 5, 1991) and Shearman & Sterling, SEC No–Action Letter (July 2, 1993). The supplemental letter includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2.
At this time, a review is open for your annual report on Form 10-K for the fiscal year ended December 31, 2014. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

Response:    The Partnership respectfully acknowledges the Staff’s comment and confirms its understanding that any request for acceleration of effectiveness of the Registration Statement will need to be coordinated with the resolution of the Staff’s comments regarding the Partnership’s Form 10-K.
Form 10-K for the Fiscal Year Ended December 31, 2014
Financial Statements for the Year Ended December 31, 2014
Combined and Consolidated Statements of Income, page 85

3.
We note from your disclosure on page 10 under the heading “Contracts” that for the year ended December 31, 2014, approximately 51% of your processing arrangements were percent-of-proceeds, percent-of-liquids or keep-whole. We similarly note your disclosure that for the year ended December 31, 2014, 41% of the gross margin for your gathering and processing segment came from commodities, including natural gas, natural gas liquids and condensate received under percent-of-proceeds, percent-of-liquids and keep-whole arrangements. As such, it appears that a significant portion of your revenue is derived from the sale

Securities and Exchange Commission
August 6, 2015

of products as opposed to the provision of services. Please tell us the amount of revenue received from the sale of products for each of 2013 and 2014. Based on this information, tell us how you have complied with Rule 5-03(b)(1) and (b)(2) to separately disclose revenue and the related costs resulting from the sale of products and those resulting from the sale of services.
Response:    In response to the Staff’s comment, we received approximately $1.582 billion in revenue for 2013 and $2.309 billion in revenue for 2014 from the sale of natural gas, natural gas liquids (NGLs) and condensate. We respectfully advise the Staff that we believe we have complied with Rule 5-03(b)(1) and (b)(2). We believe that our revenue from the sale of commodities arises from and is integral to our provision of services. Accordingly, we believe that separately disclosing revenue and the related costs resulting from the sale of commodities could be misleading to investors.

We are a midstream services provider that owns and operates natural gas and crude oil infrastructure assets. Our midstream services include (i) natural gas gathering, processing, and fractionation as well as crude oil gathering and (ii) natural gas transportation and storage. The customers for our midstream services include natural gas and crude oil producers, but we do not engage in the exploration and production of natural gas or crude oil. As disclosed in our periodic filings, we do not purchase and sell commodities for speculative purposes.

Under our natural gas processing agreements, our revenue represents compensation for sales of services. The compensation may be paid in cash under fixed-fee processing arrangements or paid in-kind under percent-of-proceeds, percent-of-liquids or keep-whole processing arrangements. When compensation for processing is paid in-kind, we retain either a portion of the NGLs recovered during processing or a portion of both the NGLs recovered during processing and the natural gas remaining after processing.

In connection with our natural gas gathering, processing, transportation, and storage agreements, our revenue includes compensation for fuel and other expenses incurred as a result of services provided. This compensation is paid in-kind, whereas we retain a portion of the natural gas gathered, processed, transported or stored in order to compensate us for costs incurred in providing services, such as the cost of fuel consumed to provide services, the cost of electricity used to provide services, or to compensate us for other costs incurred.

Under our agreements for natural gas gathering and transportation services, our revenue includes the retention of condensate removed from our pipelines. Condensate is a byproduct of natural gas that enters our pipelines either as a liquid or suspended in natural gas. Condensate is considered a nuisance product because it must be removed from our pipelines in order to efficiently transport natural gas. Additionally, based upon the form in which condensate enters our pipelines, it may not have an associated purchase cost.

Our customers may elect to have us purchase their natural gas and/or NGLs in lieu of the customer receiving their natural gas and/or NGLs in-kind under our agreements for

Securities and Exchange Commission
August 6, 2015

natural gas gathering and processing. These purchases of natural gas and NGLs arise from and are integral to our provision of natural gas gathering and processing services. We purchase and sell these products based upon market indexes to limit our exposure to changes in commodity prices, and we effectively sell these products at little or no margin. In addition, the period of time that we hold products purchased from our customers ranges from a few hour hours to a few days depending on the distance traveled on our systems, which also limits our exposure to changes in commodity prices.

Based upon the contractual terms for each arrangement and our assessment of the guidance in Financial Accounting Standard Board Accounting Standards Codification Topic 605-45, we recognize revenue and cost of goods sold on a net or gross basis after evaluation of the principal and agent considerations. Our cost of goods sold, excluding depreciation and amortization, includes the purchase cost of natural gas and NGLs purchased to accommodate the midstream service agreements that we have with customers and natural gas purchased as necessary to maintain continuous operation of our pipelines and associated facilities, but does not include the purchase cost of natural gas and NGLs received as in-kind fees, such as in-kind processing fees, and fuel, because they are effectively received at no purchase cost. However, revenue from the sale of products includes products received from all sources, including natural gas and NGLs received as in-kind fees. As a result, separately disclosing revenue and associated costs from sales of products less the cost of goods sold could mislead investors as to the consideration, mark-up or per unit gross margin associated with sales of products. In addition, given the fungible nature of products, the operation of our assets as a combined system, and the inability to identify physical sales volumes to their specific source, cost of goods sold cannot be fully segregated to its individual components.

The amount of natural gas and NGLs sold varies due to multiple factors largely outside of our control. For example, whether we are paid fees in cash or in-kind for processing depends on the type of agreement our customer elects at the outset of the processing arrangement. In addition, the amount of in-kind compensation that we receive for processing, retain for fuel, and retained condensate depends on, among other factors, natural gas composition, operating conditions, and the amount of natural gas delivered by our customers.

Therefore, we believe that separately disclosing revenue from the sale of products could be misleading to investors because it could result in a misunderstanding of the nature of our business and the associated risks, including commodity price risk. We believe that our current presentation coupled with our current disclosures of the contract types cited in the Staff’s comment provide the information necessary for an investor to understand the nature, profitability, and risks associated with providing midstream services.
* * * * *

Securities and Exchange Commission
August 6, 2015

The Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
August 6, 2015

If you have any questions with respect to the foregoing response or require further information, please contact the undersigned at (405) 525-7788 or Gerald M. Spedale of Baker Botts L.L.P. at (713) 229-1734.

Very truly yours,

ENABLE MIDSTREAM PARTNERS, LP

By:	Enable GP, LLC,
its general partner

By:	/s/ J. Brent Hagy
J. Brent Hagy
Vice President, Deputy General Counsel, Secretary, and Chief Ethics & Compliance Officer

cc:	Charlie Guidry, Securities and Exchange Commission
Sondra Snyder, Securities and Exchange Commission
Jennifer Thompson, Securities and Exchange Commission
Mark C. Schroeder, Enable Midstream Partners, LP
Tom Levescy, Enable Midstream Partners, LP
Dana C. O’Brien, CenterPoint Energy Resources Corp.
Gerald M. Spedale, Baker Botts L.L.P.